

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2024

Zhengang Tang
Chief Executive Officer
Ambitions Enterprise Management Co. L.L.C
630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates

> **Re: Ambitions Enterprise Management Co. L.L.C**
> **Draft Registration Statement on Form F-1**
> **Submitted March 12, 2024**
> **CIK No. 0002010959**

Dear Zhengang Tang:

Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements are not current.

We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services